A 3/13

08028046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8- 47288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities + Investment Planning Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch 973-701-8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200, Morristown, New Jersey 07960
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities & Investment Planning Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOA[illegible]TOLA
Notary P[illegible] Jersey
MOR[illegible]UNTY
My Comm[illegible]n Expires
June 18,2008

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of [illegible] cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WS+B

SECURITIES & INVESTMENT PLANNING COMPANY

Financial Statements

December 31, 2007

With Independent Auditors' Report

Securities & Investment Planning Company
Table of Contents
December 31, 2007

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania and Maryland

Independent Auditors' Report

To the Stockholders
Securities & Investment Planning Company

We have audited the accompanying statement of financial condition of Securities & Investment Planning Company as of December 31, 2007 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities & Investment Planning Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith + Brown, P.C.

February 27, 2008

Securities & Investment Planning Company
Statement of Financial Condition
December 31, 2007

Assets

Current assets	
Cash and cash equivalents	$ 517,878
Due from clearing broker	201,268
Deposits with clearing brokers	367,102
Securities owned, at market value	556,462
Other assets	4,480
Total current assets	1,647,190
Property and equipment	14,640
	$ 1,661,830

Liabilities and Stockholders' Equity

Current liabilities	
Accounts payable and accrued expenses	$ 296,235
Securities sold not yet purchased, at market value	126,665
Loan payable - current portion	5,641
Income taxes payable	50,584
Total current liabilities	479,125
Due to related party	301,957
	781,082
Stockholders' equity	
Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 103 shares	103
Additional paid-in capital	1,716,764
Accumulated deficit	(836,119)
Total stockholders' equity	880,748
	$ 1,661,830

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Income
Year Ended December 31, 2007

Revenues	
Commission income	$ 2,748,742
Net trading gain	1,579,573
Interest and dividend income	316,148
Miscellaneous	169,016
Total revenues	4,813,479
Costs and expenses	
Employee compensation and benefits	2,567,907
Clearance charges	1,084,942
Quotation and communication expenses	99,548
Rent	110,399
Professional fees	215,542
Insurance	24,444
Regulatory fees, registration fees and licenses	42,638
Telephone and utilities	35,770
Office expenses	110,966
Meals and entertainment	27,138
Dues and subscriptions	35,113
Depreciation expense	3,738
Other	39,187
Total costs and expenses	4,397,332
Operating income	416,147
Other income (expense):	
Other income	48,000
Interest expense	(858)
Total other income (expense)	47,142
Income before provision for income taxes	463,289
Provision for income taxes	33,215
Net income	$ 430,074

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Preferred Treasury Stock	Total
Balance, January 1, 2007	$ 2,130,000	$ 103	$ 831,183	$ (917,693)	$ (1,244,419)	$ 799,174
Stockholder dividends paid	-	-	-	(348,500)	-	(348,500)
Retirement of preferred and treasury stock	(2,130,000)		885,581		1,244,419	-
Net income	-	-	-	430,074	-	430,074
Balance, December 31, 2007	$ -	$ 103	$ 1,716,764	$ (836,119)	$ -	$ 880,748

The Notes to Financial Statements are an integral part of this statement.

Securities & Investment Planning Company
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 430,074
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,738
Changes in operating assets and liabilities:	
Due from clearing broker	(126,014)
Deposit with clearing brokers	(233,218)
Securities owned, at market value	(70,908)
Accounts payable and accrued expenses	40,365
Securities sold not yet purchased, at market value	(4,200)
Income taxes payable	28,981
Net cash provided by operating activities	68,818
Cash flows from financing activities	
Principal payments on loan	(7,881)
Proceeds on advances from related party	301,957
Dividends paid to stockholder	(348,500)
Net cash used in financing activities	(54,424)
Net increase in cash and cash equivalents	14,394
Cash and cash equivalents, at beginning of year	503,484
Cash and cash equivalents, at end of year	$ 517,878
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	$ 3,442
Interest	$ 858

The Notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Nature of Business Operations
Securities & Investment Planning Company (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the National Association of Securities Dealers, Inc. The Company brokers securities transactions for customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Due from Clearing Broker
Due from clearing broker are commissions receivable that are uncollateralized trade obligations due under normal trade terms requiring payment within approximately 5 days of trade date. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2007.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Disclosures about Fair Value of Financial Instruments
The carrying amounts of due from clearing broker and accounts payable and accrued expenses approximate fair value due to the short maturity of these items.

Revenue Recognition
Revenue is recognized by the Company when earned. Commission revenue consisting of securities transactions are recognized on a trade date basis.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash equivalents include operating, savings and money market amounts. As of the balance sheet date and various time throughout the year, certain cash balances at a financial institution exceeded the federally insured limit of $100,000. Management monitors regularly the financial condition of the banking institution, along with their balances in cash and cash equivalents and endeavors to keep this potential risk at a minimum.

Valuation of Securities Owned
Securities owned are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in the income statement.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. As of December 31, 2007 the net book value of property and equipment is $14,640. Depreciation expense for the year ended December 31, 2007 was $3,738. Acquisitions, major improvements and renewals are capitalized and depreciated. Repairs and maintenance expenditures are expensed as incurred.

Property and equipment at December 31, 2007 consist of the following:

Computer equipment	$ 181,665
Furniture and fixtures	56,795
Leasehold improvements	1,913
Total	240,373
Less: accumulated depreciation	(225,733)
	$ 14,640

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes, which requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted rates in effect for the year in which the temporary differences are expected to reverse. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

At December 31, 2007, deferred tax assets are principally comprised of State net operating losses. Based on an assessment of all available evidence, including the high degree of volatility in the Company's historical results of operations and the inherent uncertainties related in the Company's ability to generate taxable income in future periods, management has concluded that the realization of such deferred tax assets cannot be considered more likely than not. Accordingly, a valuation allowance has been established against the entire deferred tax asset of approximately $108,000 at December 31, 2007. During 2007, the Company reduced its valuation allowance by $143,328 as a result of generating taxable income in 2007. The Company's 2007 tax provision relates primarily to current U.S. obligations. As of December 31, 2007, the Company had no Federal net operating loss carryforwards and State net operating loss carryforwards of $1,815,000. The current U.S. provision is $50,584 and and the current State benefit is $17,369. The total Provision for Income Taxes on the Statement of Income is $33,215.

Reclassification from FOCUS Report

Cash equivalents totaling $416,505 at December 31, 2007 were initially presented in "Due from clearing broker" in the Company 2007 Focus Report. Such amount has been reclassified and presented in "Cash and cash equivalents" in the accompanying statement of financial condition.

2. Deposits with Brokers

As of December 31, 2007, the Company had clearing agreements with two independent brokers (Jefferies & Company and LEK Securities). In 2007, the Company ended their clearing agreements with NF Clearing and Southwest Securities. The Company maintains a depository account with each clearing broker in the amount of $256,121, $102,023, $8,955, and $3, respectively, at December 31, 2007, pursuant to each clearing agreement. The clearing deposits of NF Clearing and Southwest Securities for the amounts of $8,955 and $3, respectively, will be refunded to the Company in 2008.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $472,340, which was $372,340 in excess of its required minimum net capital of $100,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.39 to 1.

4. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company has a concentration of credit risk with respect to commissions receivable and amounts due from and on deposit with a third party broker. Management concluded that the credit risks associated with these relationships is reduced due to the short term settlement of these balances, the extensive number of customers and the financial condition of the broker.

6. Loan Payable

On August 21, 2006, the Company and PNC Bank executed a promissory note in the amount of $16,000. Proceeds from the promissory note were used for the purchase of computer equipment. The monthly principal and interest payments are required through the maturity date of August 21, 2008. The interest rate on the indebtedness is fixed at 8.50% and principally all assets of the Company serve as collateral for the outstanding borrowings. The mandatory principal payments of the remaining term loan are $5,641 in 2008.

7. Commitments and Contingencies

The Company is renting office space in Chatham, New Jersey on a month-to-month basis, at a monthly rental expense of $7,500. On April 1, 2006, the Company entered into a lease agreement to rent office space in Boca Raton, Florida, with an expiration date of March 31, 2009 and a total agreed rent of $63,525 plus applicable Florida Sales Tax. This lease also requires payment of certain operating expenses. The total rent expense for both leases for the year ended December 31, 2007 amounted to $110,399. The future minimum rental commitments under the Florida lease are $21,263 in 2008 and $5,860 in 2009. During January 2008, the Company has entered into a six month lease for space in New York City, New York from February 1, 2008 through July 31, 2008 at a monthly rent of $5,628.

The Company is the lessee of a copier under an operating lease, payable in 48 monthly installments of $338 commencing November 2007. The approximate minimum rental commitments of the Company, under non-cancelable leases with terms in excess of one year, are as follows:

2008	$ 23,216
2009	5,860
Total	$ 29,076

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes that the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows. The Company also has employment agreements with certain brokers.

8. 401(k) Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $3,012 for the year ended December 31, 2007.

9. Related Party Transactions

The Company's President and his spouse provide brokering and administrative services and related compensation is at their discretion. In 2007, compensation expense for such services totaled $60,000.

During 2007, the Company received proceeds of $301,957 from an entity controlled by the Company's President and Stockholder. The proceeds were used to fund the Company's operating and financial needs as the Company expands the business and hires additional personnel. The advance has been classified as long-term as no payments are required during 2008. The advance is non-interest bearing.

Securities & Investment Planning Company
Supplementary Schedule of Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Total stockholders' equity	$	880,748
Deductions		
Nonallowable assets		
Other assets		4,480
Property and equipment, net		14,640
Haircuts on securities owned		389,288
Total deductions		408,408
Net capital	$	472,340
Aggregate indebtedness	$	654,417
Minimum net capital required	$	100,000
Net capital over minimum requirement	$	372,340
Reconciliation with Company's computation, Included in part II A of Form X-17A-5, as of December 31, 2007:		
Net capital as reported in Company's December 31, 2007, FOCUS reports	$	838,170
Audit adjustments		
Net adjustment to accounts payable and accrued expenses		(34,892)
Net adjustment to income taxes payable		(28,981)
Net adjustment to related party payable		(301,957)
Net capital, as stated above	$	472,340

See Independent Auditors' Report.

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania and Maryland

Independent Auditors' Supplementary Report
On Internal Accounting Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Stockholders
Securities & Investment Planning Company:

In planning and performing our audit of the financial statements and supplemental schedule of Securities & Investment Planning Company as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Securities & Investment Planning Company to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management. However, we identified deficiencies in aspects of internal control over financial reporting that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 27, 2008.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Smith & Brown, P.C

February 27, 2008

END